CALCULATION OF FILING FEE TABLE

Form S-8

Redfin Corporation

Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.001 per share	Rule 457(c) and (h)	1,063,087 (1)	$25.87 (3)(4)	$27,502,060.69	$92.70 per million dollars	$2,549.84
Equity	Common Stock, par value $0.001 per share	Rule 457(c) and (h)	5,315,438 (2)	$30.44 (3)	$161,801,932.72	$92.70 per million dollars	$14,999.04
Total Offering Amounts					$189,303,993.41		$17,548.88
Total Fee Offsets							$—
Net Fee Due							$17,548.88

(1) Represents additional shares of common stock, par value $0.001 per share ("Common Stock"), of Redfin Corporation (the "Company") reserved for issuance under the Company’s 2017 Employee Stock Purchase Plan (the “ESPP”) resulting from the automatic annual increase in the number of authorized shares reserved and available for issuance under the ESPP on January 1 of each calendar year.

(2) Represents additional shares of Common Stock reserved for issuance under the Company’s 2017 Equity Incentive Plan (the “2017 EIP”) resulting from the automatic annual increase in the number of authorized shares reserved and available for issuance under the 2017 EIP on January 1 of each calendar year.

(3) Estimated pursuant to Rule 457(c) and (h) under the Securities Act of 1933 on the basis of the average of the high and low prices of Common Stock, as reported on The Nasdaq Global Select Market on February 11, 2022.

(4) Under the ESPP, the sale price of a share of Common Stock is equal to 85% of the fair market value of the Common Stock on the offering date or the purchase date, whichever is less.